                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   FORM 11-K


(Mark One)

( X ) Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee Required) For the fiscal year ended December 31, 1995 or


(  )     Transition report pursuant to Section 15(d) of the Securities Exchange
         Act of 1934 (No Fee Required)
         For the transition period from      to
                                        ----    ----

Commission File Number 0-16109





                         ADVANCED POLYMER SYSTEMS, INC.
                      SALARY REDUCTION PROFIT SHARING PLAN





                         ADVANCED POLYMER SYSTEMS, INC.
                               3696 Haven Avenue
                         Redwood City, California 94063
                           Telephone: (415) 366-2626

Financial Statement and Exhibits

                         ADVANCED POLYMER SYSTEMS, INC.
                      SALARY REDUCTION PROFIT SHARING PLAN

                        STATEMENT OF FINANCIAL CONDITION
                              at December 31, 1995

                             Nationwide   Nationwide               Nationwide    Nationwide
                               American         Bond    Fidelity    Twentieth      Guaranty       APS                      Total
                               Balanced      Fund of    Magellan      Century   and Savings    Common   Participant          All
                                   Fund      America        Fund       Growth          Fund     Stock         Loans        Funds
                             ----------   ----------    --------   ----------   -----------   -------   -----------   ----------
ASSETS:

Cash account                   $      0     $      0    $      0     $      0      $  7,114   $     0        $    0   $    7,114
Investments, at market          293,031      156,631     122,349      491,553       352,975    33,808             0    1,450,347
Participant loans                     0            0           0            0             0         0         6,531        6,531
Contributions receivable          3,458        2,570       8,911        6,582         5,583     1,254             0       28,358
                               --------     --------    --------     --------      --------   -------        ------   ----------
TOTAL ASSETS                   $296,489     $159,201    $131,260     $498,135      $365,672   $35,062        $6,531   $1,492,350
                               ========     ========    ========     ========      ========   =======        ======   ==========


LIABILITIES:

Distributions payable          $      0     $      0    $      0     $      0      $      0   $     0        $    0   $        0
                               --------     --------    --------     --------      --------   -------         -----   ----------
TOTAL LIABILITIES                     0            0           0            0             0         0             0            0


PLAN EQUITY:

Salary Reduction Accounts       250,543      135,232     104,974      420,447       301,560    28,418         6,531    1,247,705
Employer Matching Accounts       45,946       23,969      26,286       77,688        64,112     6,644             0      244,645
                               --------     --------    --------     --------      --------   -------        ------   ----------
TOTAL EQUITY                    296,489      159,201     131,260      498,135       365,672    35,062         6,531    1,492,350

TOTAL LIABILITIES
   AND EQUITY                  $296,489     $159,201    $131,260     $498,135      $365,672   $35,062        $6,531   $1,492,350
                               ========     ========    ========     ========      ========   =======        ======   ==========


See accompanying notes.

Financial Statement and Exhibits

                         ADVANCED POLYMER SYSTEMS, INC.
                      SALARY REDUCTION PROFIT SHARING PLAN

                        STATEMENT OF FINANCIAL CONDITION
                              at December 31, 1994

                             Nationwide   Nationwide               Nationwide    Nationwide
                               American         Bond    Fidelity    Twentieth      Guaranty       APS                       Total
                               Balanced      Fund of    Magellan      Century   and Savings    Common    Participant          All
                                   Fund      America        Fund       Growth          Fund     Stock          Loans        Funds
                             ----------   ----------    --------   ----------   -----------   -------    -----------   ----------
ASSETS:

Cash account                   $      0     $      0     $     0     $      0      $  1,965   $     0        $     0   $    1,965
Investments, at market          194,624      137,245      23,372      400,805       240,328    22,894              0    1,019,268
Participant loans                     0            0           0            0             0         0         10,108       10,108
Contributions receivable              0            0           0            0         1,430         0              0        1,430
                               --------     --------     -------     --------      --------   -------        -------   ----------
TOTAL ASSETS                   $194,624     $137,245     $23,372     $400,805      $243,723   $22,894        $10,108   $1,032,771
                               ========     ========     =======     ========      ========   =======        =======   ==========


LIABILITIES:

Distributions payable          $      0     $      0     $     0     $      0      $      0   $     0        $     0   $        0
                               --------     --------     -------     --------      --------   -------        -------   ----------

TOTAL LIABILITIES                     0            0           0            0             0         0              0            0


PLAN EQUITY:

Salary Reduction Accounts       165,942      117,673      20,449      342,841       206,140    18,892         10,108      882,045
Employer Matching Accounts       28,682       19,572       2,923       57,964        37,583     4,002              0      150,726
                               --------     --------     -------     --------      --------   -------        -------   ----------
TOTAL EQUITY                    194,624      137,245      23,372      400,805       243,723    22,894         10,108    1,032,771

TOTAL LIABILITIES
   AND EQUITY                  $194,624     $137,245     $23,372     $400,805      $243,723   $22,894        $10,108   $1,032,771
                               ========     ========     =======     ========      ========   =======        =======   ==========


See accompanying notes.

                         ADVANCED POLYMER SYSTEMS, INC.
                      SALARY REDUCTION PROFIT SHARING PLAN

                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      for the year ended December 31, 1995


                                 Nationwide   Nationwide               Nationwide    Nationwide
                                   American         Bond    Fidelity    Twentieth      Guaranty        APS
                                   Balanced      Fund of    Magellan      Century   and Savings     Common
                                       Fund      America        Fund       Growth          Fund      Stock
                                 ----------   ----------   ---------   ----------   -----------   --------
Investment Income:
   Interest and dividends         $       0    $       0   $       0    $       0     $  18,162   $      0
                                  ---------    ---------   ---------    ---------     ---------   --------
   Total investment income                0            0           0            0        18,162          0
                                  ---------    ---------   ---------    ---------     ---------   --------

Net realized and unrealized
gains (losses) on investments        46,387       21,690      26,872       71,238             0      5,247
                                  ---------    ---------   ---------    ---------     ---------   --------


Contributions:
   Employee                          43,172       19,728      57,220       61,994        66,221     11,399
   Employer                          12,777        7,237      20,869       21,815        22,760      4,036
   Rollovers                          3,458        3,270       2,417       18,285        16,689          0
                                  ---------    ---------   ---------    ---------     ---------   --------

   Total contributions               59,407       30,235      80,506      102,094       105,670     15,435
                                  ---------    ---------   ---------    ---------     ---------   --------

Withdrawals, transfers and
   distributions:
   Member accounts
     withdrawn & distributed        (12,848)     (20,558)     (7,413)     (57,690)      (22,723)    (2,885)
   Member accounts
     transferred-in (out)             8,919       (9,411)      7,923      (18,312)       20,840     (5,629)
                                  ---------    ---------   ---------    ---------     ---------   --------

Net withdrawals, transfers and
   distributions                     (3,929)     (29,969)        510      (76,002)       (1,883)    (8,514)
                                  ---------    ---------   ---------    ---------     ---------   --------

Net increase (decrease) in plan
   equity                           101,865       21,956     107,888       97,330       121,949     12,168

Plan equity:
   Beginning of the year            194,624      137,245      23,372      400,805       243,723     22,894
                                  ---------    ---------   ---------    ---------     ---------   --------

   End of the year                $ 296,489    $ 159,201   $ 131,260    $ 498,135     $ 365,672   $ 35,062
                                  =========    =========   =========    =========     =========   ========

                                                       Total
                                   Participant           All
                                         Loans         Funds
                                   -----------   -----------
Investment Income:
   Interest and dividends             $    753   $    18,915
                                      --------   -----------
   Total investment income                 753        18,915
                                      --------   -----------

Net realized and unrealized
gains (losses) on investments                0       171,434
                                      --------   -----------


Contributions:
   Employee                                  0       259,734
   Employer                                  0        89,494
   Rollovers                                 0        44,119
                                      --------   -----------

   Total contributions                       0       393,347
                                      --------   -----------

Withdrawals, transfers and
   distributions:
   Member accounts
     withdrawn & distributed                 0      (124,117)
   Member accounts
     transferred-in (out)               (4,330)            0
                                      --------   -----------

Net withdrawals, transfers and
   distributions                        (4,330)     (124,117)
                                      --------   -----------

Net increase (decrease) in plan
   equity                               (3,577)      459,579

Plan equity:
   Beginning of the year                10,108     1,032,771
                                      --------   -----------

   End of the year                    $  6,531   $ 1,492,350
                                      ========   ===========



See accompanying notes.

                         ADVANCED POLYMER SYSTEMS, INC.
                      SALARY REDUCTION PROFIT SHARING PLAN

                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      for the year ended December 31, 1994


                                   Nationwide   Nationwide               Nationwide     Nationwide
                                     American         Bond   Fidelity     Twentieth       Guaranty         APS
                                     Balanced      Fund of   Magellan       Century    and Savings      Common
                                         Fund      America       Fund        Growth           Fund       Stock
                                   ----------   ----------   --------    ----------    -----------    --------
Investment Income:
   Interest and dividends           $       0    $       0    $     0     $       0      $  11,201    $      0
                                    ---------    ---------    -------     ---------      ---------    --------

   Total investment income                  0            0          0             0         11,201           0
                                    ---------    ---------    -------     ---------      ---------    --------

Net realized and unrealized
gains (losses) on investments          (3,954)      (8,797)       449        (8,297)             0      (3,460)
                                    ---------    ---------    -------     ---------      ---------    --------


Contributions:
   Employee                            47,870       22,930      7,831        81,238         54,366       9,375
   Employer                            11,858        6,741      1,396        20,285         12,505       2,381
   Rollovers                                0            0          0             0              0           0
                                    ---------    ---------    -------     ---------      ---------    --------

   Total contributions                 59,728       29,671      9,227       101,523         66,871      11,756
                                    ---------    ---------    -------     ---------      ---------    --------

Withdrawals, transfers and
   distributions:
   Member accounts
     withdrawn                       (133,785)     (31,598)         0      (217,652)       (92,441)    (21,528)
   Distributions                            0            0          0             0         (2,005)          0
   Member accounts
     transferred-in (out)             (27,892)      18,819     13,696       (43,724)        45,804      (3,149)
                                    ---------    ---------    -------     ---------      ---------    --------

Net withdrawals, transfers and
   distributions                     (161,677)     (12,779)    13,696      (261,376)       (48,642)    (24,677)
                                    ---------    ---------    -------     ---------      ---------    --------

Net increase (decrease) in plan
   equity                            (105,903)       8,095     23,372      (168,150)        29,430     (16,381)

Plan equity:
   Beginning of the year              300,527      129,150          0       568,955        214,293      39,275
                                    ---------    ---------    -------     ---------      ---------    --------

   End of the year                  $ 194,624    $ 137,245    $23,372     $ 400,805      $ 243,723    $ 22,894
                                    =========    =========    =======     =========      =========    ========



                                                          Total
                                     Participant            All
                                           Loans          Funds
                                     -----------    -----------
Investment Income:
   Interest and dividends               $    966    $    12,167
                                        --------    -----------

   Total investment income                   966         12,167
                                        --------    -----------

Net realized and unrealized
gains (losses) on investments                  0        (24,059)
                                        --------    -----------


Contributions:
   Employee                                    0        223,610
   Employer                                    0         55,166
   Rollovers                                   0              0
                                        --------    -----------

   Total contributions                         0        278,776
                                        --------    -----------

Withdrawals, transfers and
   distributions:
   Member accounts
     withdrawn                                 0       (497,004)
   Distributions                               0         (2,005)
   Member accounts
     transferred-in (out)                 (3,554)             0
                                        --------    -----------

Net withdrawals, transfers and
   distributions                          (3,554)      (499,009)
                                        --------    -----------

Net increase (decrease) in plan
   equity                                 (2,588)      (232,125)

Plan equity:
   Beginning of the year                  12,696      1,264,896
                                        --------    -----------

   End of the year                      $ 10,108    $ 1,032,771
                                        ========    ===========




See accompanying notes.

                         ADVANCED POLYMER SYSTEMS, INC.
                      SALARY REDUCTION PROFIT SHARING PLAN

                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      for the year ended December 31, 1993


                                 Nationwide   Nationwide   Nationwide    Nationwide
                                   American         Bond    Twentieth      Guaranty         APS                        Total
                                   Balanced      Fund of      Century   and Savings      Common   Participant            All
                                       Fund      America       Growth          Fund       Stock         Loans          Funds
                                 ----------   ----------   ----------   -----------    --------   -----------    -----------
Investment Income:
   Interest and dividends         $       0    $       0    $       0     $   9,982    $      0      $  2,722    $    12,704
                                  ---------    ---------    ---------     ---------    --------      --------    -----------

   Total investment income                0            0            0         9,982           0         2,722         12,704
                                  ---------    ---------    ---------     ---------    --------      --------    -----------

Net realized and unrealized
gains (losses) on investments        21,185       12,622       16,374             0     (21,224)            0         28,957
                                  ---------    ---------    ---------     ---------    --------      --------    -----------


Contributions:
   Employee                          53,960       25,598      135,817        36,714      12,827             0        264,916
   Employer                           7,631        3,697       19,776         6,726       2,112             0         39,942
   Rollovers                            313            0          313           428           0             0          1,054
                                  ---------    ---------    ---------     ---------    --------      --------    -----------

   Total contributions               61,904       29,295      155,906        43,868      14,939             0        305,912
                                  ---------    ---------    ---------     ---------    --------      --------    -----------

Withdrawals, transfers and
   distributions:
   Member accounts
     withdrawn                      (10,960)      (7,071)     (60,080)       (8,185)     (1,314)            0        (87,610)
   Distributions                          0            0        2,319         1,814           0             0          4,133
   Member accounts
     transferred-in (out)            44,620       (2,929)     (35,123)       15,562      (1,416)      (20,714)             0
                                  ---------    ---------    ---------     ---------    --------      --------    -----------

Net withdrawals, transfers and
   distributions                     33,660      (10,000)     (92,884)        9,191      (2,730)      (20,714)       (83,477)
                                  ---------    ---------    ---------     ---------    --------      --------    -----------

Net increase (decrease) in plan
   equity                           116,749       31,917       79,396        63,041      (9,015)      (17,992)       264,096

Plan equity:
   Beginning of the year            183,778       97,233      489,559       151,252      48,290        30,688      1,000,800
                                  ---------    ---------    ---------     ---------    --------      --------    -----------

   End of the year                $ 300,527    $ 129,150    $ 568,955     $ 214,293    $ 39,275      $ 12,696    $ 1,264,896
                                  =========    =========    =========     =========    ========      ========    ===========



See accompanying notes.

                         ADVANCED POLYMER SYSTEMS, INC.
                      SALARY REDUCTION PROFIT SHARING PLAN
                         Notes to Financial Statements
                        December 31, 1995, 1994 and 1993


1.   DESCRIPTION OF THE PLAN

         The following description of the Advanced Polymer Systems, Inc. Salary Reduction Profit Sharing Plan (the "401(k) Plan" or the "Plan") provides only general information. Members should refer to the 401(k) Plan document for more complete information.

         (a) General

         The 401(k) Plan is a defined contribution plan covering active employees of Advanced Polymer Systems, Inc. ("APS" or the "Company"). For 1993 and years prior, any employee who had completed six consecutive calendar months of service and had attained age 21 was eligible to become a voluntary member of the 401(k) Plan. Further, any newly hired employee who was an active participant in another 401(k) plan for the ninety day period immediately prior to employment with the Company, was immediately eligible to become a voluntary member of the Company's 401(k) Plan as of the date of employment. Beginning with the 1994 Plan year, the Plan document was amended to allow participants to be eligible immediately upon employment.

         The 401(k) Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         (b) Contributions - Employee

         Eligible domestic employees may contribute up to 15% of their total compensation for each calendar year, limited to $9,240 in 1995 and 1994, and $8,994 in 1993 (the "Employee Contribution").

         (c) Contributions - Employer

         For 1993 and years prior, the Company made matching contributions equal to 25% of each member's Employee Contribution during a Plan year up to a maximum amount equal to the lesser of 1.5% of each member's annual compensation, or $1,000 per calendar year (the "Employer Matching Contribution"). The Plan document was subsequently amended for the 1994 Plan year to increase the Company's matching contribution to 50%. The Company may also contribute additional discretionary amounts as it may determine (the "Employer Discretionary Contribution"). No Employer Discretionary Contributions have been made to the Plan since its inception. Beginning with the 1995 Plan year, the Plan document was amended to change the maximum Employer Matching Contribution to 3% of the participants' annual gross compensation, limited to $4,500.

         (d) Members' Accounts

         The company maintains separate Employee Contribution accounts, Employer Matching Contribution accounts and Employer Discretionary Contribution accounts for each member. Contributions are credited to the member accounts each semi-monthly payroll period.

         In 1994, the plan trustees added the Fidelity Magellan Fund to the investment options offered to the participants. Each member may elect from the following investment options for his/her Employee Contribution accounts:

         Company Common Stock:

The Common Stock of APS will be purchased by the 401(k) Plan's investment manager for the member in a market transaction at the then current market price as quoted on the NASDAQ National Market System. Each member may elect to invest up to 10% of his/her Employee Contributions and Employer Matching Contributions in this option.

         Fidelity Magellan Fund:

A mutual fund seeking capital growth by investing primarily in common stocks and securities convertible into common stock of domestic and foreign multinational issuers of all sizes.

         Nationwide Twentieth Century Growth:

A mutual fund seeking capital growth by investing primarily in common stocks that are considered by fund management to have better-than-average prospects for appreciation.

         Nationwide American Balanced Fund:

A mutual fund seeking conversion of capital, current income and long-term growth of both capital and income through investments in stocks, bonds and other fixed-income securities.

         Nationwide Bond Fund of America:

A mutual fund seeking to provide shareholders as high a level of current income as is consistent with the preservation of capital by investing primarily in bonds such as marketable corporate debt securities, U.S. Government securities, mortgage related securities and cash or money market instruments.

         Nationwide Guaranty and Savings Fund:

Money market funds invested in short-term securities with a guaranteed rate of 6.1% in 1995, 5.6% in 1994 and 6.2% in 1993.

         Members may change their investment options at specified dates during the Plan year as set forth in the 401(k) Plan document. Income from the selected investments of 401(k) Plan assets is allocated quarterly in the proportion that each member's investment option balance bears to the cumulative balance of each investment option.

         (e) Vesting

         The 401(k) Plan provides that the allocated contribution and income of both the Employee Contribution account and the Employer Matching Contribution account are immediately and fully vested. Employer Discretionary Contributions become vested over a period of 6 years in accordance with the following schedule:

              Years of Service                 Vested Percentage
              ----------------                 -----------------
              Less than 1                              0%
              1                                       10%
              2                                       20%
              3                                       40%
              4                                       60%
              5                                       80%
              6 or more                              100%

         (f) Withdrawal of Member Accounts

         The full amounts in a member's accounts, other than the amounts constituting Employer Discretionary Contributions, will be distributed upon retirement (at 62 years of age or if later, the employee's fifth anniversary of employment with the Company), death, or permanent disability of the member.

         If a member's employment with the Company terminates prior to normal retirement (as defined above) for any reason other than death or disability, the participant will be entitled to a distribution equal to the vested portion of his/her accounts.

         Members should refer to the 401(k) Plan document for a more complete description of procedures and calculations for the withdrawal of accounts.

         (g) Trustees

         The 401(k) Plan is administered by the Company. A Trustee is responsible for investing the assets of the Plan which are held in Trust. The current trustee is Michael O'Connell.

         The Trustee has retained Pension Management Systems, Inc. ("PMSI") to provide recordkeeping services to the 401(k) Plan. PMSI also invests Plan assets in the various mutual funds offered by Nationwide Life Insurance.

         Members of the Board of Directors and employees of the Company serving as Trustees receive no additional compensation for services in connection with the administration of the 401(k) Plan.

         (h) Participant loans

         Participants are allowed to borrow from the Plan assets. The Plan will allow a participant to borrow up to the lesser of 50% of his/her vested
Plan balance or $50,000.   The loan, secured by the vested Plan balance of the
participant, is repayable in installments over a period up to 5 years at the prime rate plus 2%. The term of the loan can be extended for more than 5 years if the loan is used to purchase the principal dwelling of the participant.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a) Investment Valuation

         The value of investments is based upon quoted market values on the last business day of the year.

         (b) Security Transactions and Investment Income

         Securities transactions are recorded on a trade date basis. The difference between cost and market value of investments at the beginning and end of the period is reported as unrealized appreciation or depreciation in the market value of investments using the average cost method.

         (c) Expenses of the 401(k) Plan

         Reasonable fees and expenses incurred in the establishment and administration of the 401(k) Plan, and reasonable compensation of attorneys, accountants, investment managers, actuaries, consultants, or expenses of the Trustees or any agent of the Trustees if not employed by the Company will be paid out of the assets of the 401(k) Plan, except to the extent that the Company pays such expenses directly. For the three-year period ended December 31, 1995, all such expenses were paid by the Company.

         (d) Forfeited Funds

         If a Participant terminates employment with APS prior to completing six years of service, the unvested portion of such member's Employer Discretionary Contribution account will be forfeited and allocated among the remaining participants in the 401(k) Plan.

         (e) Basis of Accounting

         The financial statements are prepared on the accrual basis of accounting.


3. INVESTMENTS

         Investments of the 401(k) Plan at market value as of December 31 are summarized as follows:

                                                      1995              1994
                                                      ----              ----
Nationwide American Balanced Fund                   $293,031          $194,624
Nationwide Bond Fund of America                      156,631           137,245
Fidelity Magellan Fund                               122,349            23,372
Nationwide Twentieth Century Growth                  491,553           400,805
Nationwide Guaranty and Savings Fund                 352,975           240,328
APS Common Stock                                      33,808            22,894

         Investment option elections of the members of the 401(k) Plan at December 31 are summarized as follows:

                                                       Number of Participants
                                                       1995               1994
                                                       ----               ----
Nationwide American Balanced Fund                       40                 23
Nationwide Bond Fund of America                         29                 20
Fidelity Magellan Fund                                  33                 11
Nationwide Twentieth Century Growth                     49                 34
Nationwide Guaranty and Savings Fund                    43                 37
APS Common Stock                                        39                 29


4. INCOME TAXES

         APS received a favorable determination from the Internal Revenue Service ("IRS") stating that the 401(k) Plan is qualified under Section 401 of the Internal Revenue Code ("Code") as amended, and is exempt from federal income taxation under Section 501 of the Code. Accordingly, the financial statements do not contain a provision for income taxes. The continued qualification is dependent on the Plan's future operation.

         Members do not become subject to income taxes as a result of participation in the 401(k) Plan until assets in the member's accounts are distributed. Under certain circumstances, a distribution from the 401(k) Plan is subject to income tax as ordinary income.


5. PLAN TERMINATION

         Although it has not expressed any intent to do so, APS has the right to terminate the 401(k) Plan at any time. In the event of termination, all accounts will become fully vested, all net assets will be allocated and distributed to the members based on their respective account balances.

6. SCHEDULE OF MARKETABLE SECURITIES

         Marketable Securities of the 401(k) Plan at December 31, 1995 and 1994, inclusive of contributions receivable, consisted of the following:

                                                                       Market
Units                   Description                         Cost        Value
-----                   -----------                         ----        -----
 1995
 ----
153,015       Nationwide American Balanced Fund         $  211,711   $  296,489
 78,610       Nationwide Bond Fund of America              123,491      159,201
 73,602       Fidelity Magellan Fund                       103,939      131,260
133,760       Nationwide Twentieth Century Growth          378,666      498,135
337,790       Nationwide Guaranty and Savings Fund         317,841      365,672
  6,375       APS Common Stock                              31,869       35,062
                                                        ----------   -----------
                                                        $1,167,517    1,485,819



 1994
 ----
127,693       Nationwide American Balanced Fund           $156,233       $194,624
 80,136       Nationwide Bond Fund of America              123,225        137,245
 17,931       Fidelity Magellan Fund                        22,923         23,372
129,523       Nationwide Twentieth Century Growth          352,574        400,805
243,723       Nationwide Guaranty and Savings Fund         214,054        243,723
  5,233       APS Common Stock                              24,768         22,894
                                                          --------       --------
                                                          $893,777     $1,022,663

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders of Advanced Polymer Systems, Inc. and the Trustees and Participants in the Advanced Polymer Systems, Inc. Salary Reduction Profit Sharing Plan:

         We have audited the accompanying statements of financial condition of the Advanced Polymer Systems, Inc. Salary Reduction Profit Sharing Plan as of December 31, 1995 and 1994, and the related statements of income and changes in Plan equity for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Advanced Polymer Systems, Inc. Salary Reduction Profit Sharing Plan as of December 31, 1995 and 1994, and the results of its operations and its changes in Plan equity for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.



                                                     KPMG Peat Marwick LLP


San Francisco, California
March 15, 1996

Exhibits.

             23 Consent of Independent Certified Public Accountants


SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                         Advanced Polymer Systems, Inc.
                      Salary Reduction Profit Sharing Plan





Date:    March 27, 1996                           /s/ Michael O'Connell
                                                  ---------------------
                                                  Michael O'Connell
                                                  Trustee

                                 EXHIBIT INDEX


                            Form 11-K Annual Report


                         ADVANCED POLYMER SYSTEMS, INC.
                      SALARY REDUCTION PROFIT SHARING PLAN

23 Consent of Independent Certified Public Accountants